EXHIBIT D-5


                                   BEFORE THE
                          STATE CORPORATION COMMISSION

APPLICATION                        )
                                   )    Case No.
WASHINGTON GAS LIGHT COMPANY       )            --------------------------

                            APPLICATION FOR AUTHORITY
                          TO ISSUE SHORT-TERM DEBT AND
                     TO SELL COMMERCIAL PAPER TO AFFILIATES
                     --------------------------------------

     Washington Gas Light Company (WG) requests authority under Chapters 3 and 4 of Title 56 of the Code of Virginia to (i) issue short-term debt securities through September 30, 2001, and (ii) sell a portion of those debt securities to two affiliates of WG.

                                        I
                        PROPOSED SALE OF SHORT-TERM DEBT
                        --------------------------------

     Pursuant to Chapter 3 of Title 56 of the Code of Virginia, WG seeks authority to issue up to $300,000,000 aggregate principal amount of short-term debt securities outstanding at any one time during the fiscal year October 1, 2000 through September 30, 2001 (the "Authorization Period").

     This request for $300 million in short-term debt authority is the same amount approved by the Commission for issuance by WG in fiscal year 2000 in Case No. PUF 990016.

     The short-term debt will be in the form of short-term notes to banks and commercial paper. The bank notes will mature not more than 12 months from date of issue; the commercial paper will mature not more than 270 days from date of issue. The bank notes and commercial paper will be issued at then-prevailing rates, terms and conditions.

     WG's requirement for these funds is temporary and seasonal in nature. The proposed borrowings are for the purposes permitted by Section 56-58 of the Code of Virginia.


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                                      -2-


     There will be no underwriting charges or finders fees in connection with the issuance of the bank notes or commercial paper. WG will pay fees related to bank lines of credit and commissions customary for the sale of commercial paper.

                                       II
                          ARRANGEMENTS WITH AFFILIATES:
                 PROPOSED SALE OF COMMERCIAL PAPER TO AFFILIATES
                 -----------------------------------------------

     As approved by the Commission in prior years, WG proposes to sell a portion of its commercial paper to two of its affiliates, Crab Run Gas Company and Hampshire Gas Company (the "Affiliates"). Authority is requested to make these sales to the Affiliates through the Authorization Period until such time as a "money pool" is approved by the Commission and is formed and operating under a WG holding company structure. Authorization to sell commercial paper to the Affiliates would then terminate upon implementation of the money pool.

     The Commission approved formation of the holding company by WG by the Commission's order dated May 11, 2000, in Case No. PUA000010. In that order, however, the Commission provided that WG must file a separate application for approval of creation and operation of a money pool. WG is currently preparing to file such an application seeking approval of a money pool.

     Accordingly, until such time as WG receives Commission approval for a money pool and WG implements operation of a money pool, WG seeks the Commission's approval to sell up to $20,000,000 in commercial paper outstanding at any one time to the Affiliates. The interest rate applied to these sales to the Affiliates would be the same rate which WG would pay to other purchasers at that


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                                      -3-


time on commercial paper of the same maturity and denomination, excluding any commission.

     The Affiliates would therefore earn interest on the commercial paper at a rate equivalent to that which they would earn on similar securities issued by non-affiliates. WG would determine the applicable rate by obtaining a quote that would apply to commercial paper with similar terms on the day of sale of the commercial paper to the Affiliates.

                                       III
                             SUPPORTING INFORMATION
                             ----------------------

     Pursuant to the SCC's Instructions for Filing Securities Applications dated March 31, 1992, a Financing Summary and related schedules pertaining to Item 4 of the Financing Summary are enclosed in support of this Application. Information is also attached as required by the Transaction Summaries for Chapter 4 Applications involving transfers to an Affiliate. The following Exhibits are also provided in support of this application:

          Exhibit                Description
          -------                -----------

          A                      Consolidated Income Statements,
                                 Balance Sheets and Statements of
                                 Cash Flows

          B                      Capital Structure and Cost of
                                 Capital and Reconciliation of Capital Structure

          C                      Embedded Cost of Preferred Stock
                                 and Embedded Cost of Long-Term Debt

          D                      Annualized Cost of Short-Term Debt
                                 and Average Daily Balance of Short-Term Debt


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                                      -4-


                                   CONCLUSION
                                   ----------

     Washington Gas Light Company respectfully requests that the Commission grant it authority to (i) issue up to $300 million of short-term debt securities, and (ii) sell up to $20 million of such commercial paper to the Affiliates.

                                        Respectfully submitted,
                                        WASHINGTON GAS LIGHT COMPANY


                                        By:
                                           -------------------------------------
                                             Douglas V. Pope, Counsel for
                                             Washington Gas Light Company
                                             1100 H Street, N.W.
                                             Washington, D.C.  20080
                                             (202) 624-6395


July 31, 2000


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                               TRANSACTION SUMMARY

                         TRANSACTION SUMMARY - CHAPTER 4

APPLICATIONS INVOLVING THE PROVISION OF SERVICES/GOODS
(INCLUDING INTANGIBLES):

(1)  Describe, in detail, the affiliate relationship among parties involved.

     Response
     --------

          Washington Gas Light Company (WG) seeks authority to issue commercial paper to two of its affiliated companies, Crab Run Gas Company and Hampshire Gas Company (the "Affiliates") during the period of October 1, 2000 through September 30, 2001 (the "Authorization Period"). The Affiliates are wholly owned subsidiaries of WG.

          This authority to issue commercial paper to the Affiliates is sought during the Authorization Period and until the formation of a money pool is approved by order of the Commission and is placed in operation by WG.

(2) Describe the conditions and term of the agreement, including rights of parties to cancel and renewability.

     Response
     --------

          WG may, from time to time, sell commercial paper to the Affiliates during the Fiscal Year October 1, 2000 - September 30, 2001. The right to cancel does not apply; renewability would require approval of this Commission.

(3) Why is the utility company providing the service(s)/good(s)? What are the current or prior arrangements? Provide specific details.

     Response
     --------

          WG is providing its commercial paper as an investment vehicle to the Affiliates at such times as those companies may have surplus funds to invest. These companies may not be able to make similar short-term investments on an independent basis. This arrangement has been in place for many years and has been approved on many occasions by this Commission.


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                                      TS-2


(4) Show that the utility is receiving compensation equal to or greater than that received from non-affiliates where such service(s)/good(s) are provided to affiliates and non- affiliates. Where such service(s)/good(s) are provided to affiliates only, such pricing should be at the higher of cost or market. Show that this is true for the proposed arrangement or provide justification as to why the above guideline should not apply.

     Response
     --------

          WG sells commercial paper to these Affiliates at an interest rate equal to the rate WG would have paid if WG sold the commercial paper on the open market, less the applicable commission.

(5) How are the associated costs to be charged or allocated? Detailed descriptions must be provided.

     Response
     --------

          Costs of borrowing are assigned directly to WG, since it is borrowing from the Affiliates.

(6) Provide assurance through safeguards in place that no unregulated affiliate will be subsidized by the regulated company as a result of the proposed transaction.

     Response
     --------

          Accounting systems and billing procedures currently in place at WG assure that costs are properly assigned between regulated and non-regulated activities.

(7) Provide assurance that the utility is not exposing itself to greater business risk as a result of the proposed arrangement. If the utility is being exposed to a greater degree of business risk, show how the arrangement would be in the public interest in spite of the additional risk exposure.


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                                      TS-3


     Response
     --------

          Since the Affiliates are wholly-owned subsidiaries of WG, WG is very aware of the financial condition of these companies. This relationship should avoid any significantly greater business risk to WG through making of these sales of commercial paper to these subsidiaries.

(8) Show that the agreement or arrangement is not detrimental to the Virginia ratepayers. How is the transaction in the public interest? Be specific.

     Response
     --------

          Since WG is selling its commercial paper to its Affiliates at the same rate as it would have paid to unaffiliated purchasers, there will be no additional costs to the Company or to Virginia ratepayers.

(9) Show that the arrangement will not cause the utility to become involved in a long-term captive relationship.

     Response
     --------

          There is no requirement that the Affiliates invest in WG commercial paper. If it becomes more advantageous for them to invest in other vehicles, the Affiliates continue to have that option. WG remains free to sell its commercial paper to unaffiliated purchasers and will continue to do so.

(10) Costs should be directly assigned where possible. Direct charge allocation should be emphasized for labor and other costs that can be identified with a specific activity. Allocations based on a general allocator should be limited to 5% of total charges if at all possible. If such assignment deviates from the above guidelines, provide justification for such deviation.

     Response
     --------

          As discussed previously in response to Q. # 5, costs will be directly assigned to WG.

(11) Goods or services provided to an affiliate pursuant to a tariff should be at the tariffed rate. If this is not the case here, explain.


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                                      TS-4


     Response
     --------

          There is no applicable tariff provision.



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                                FINANCING SUMMARY





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                                      FS-1


                          WASHINGTON GAS LIGHT COMPANY

          Application to Issue Securities Under Virginia Codes ss.56-65.1

                                Financing Summary
                                -----------------

Item 1:   Description of Issue and Proposed Uses:

     (A) Type of Security: Washington Gas Light Company (WG) Short-term debt in the form of commercial paper and bank borrowings.

     (B) Commercial paper will be sold through a commercial paper dealer. Bank notes will represent direct loans from the banks or private sales of debt through banks.

     (C)  Proposed amount: $300,000,000.

     (D)  Proposed date (s) of issue: October 1, 2000 through September 30,
          2001.

     (E) Use of Proceeds: To finance seasonal requirements and increases in working capital.

Item 2:   Terms of Issue:

     (A) Estimated interest rate: Market rates at the time of issuance; 6.75% is used in the analysis as the estimated rate.

     (B) No rate adjustment; the rate on most borrowings will be fixed at the time of issuance; rates will vary depending on market conditions.

     (C)  Timing of payments: upon maturity of each particular borrowing.

     (D) Proposed maturity: Commercial paper: one day to 270 days; bank borrowings: one day to 364 days.

     (E) Current security rating: On commercial paper: A-1+ (Standard and Poor's); P-1 (Moody's); F-1+ (Fitch).

     (F) Underwriters: Commercial paper is sold through a commercial paper dealer - there is no underwriter.


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                                      FS-2


     (G)  Costs related to issuance:

          -    Commercial paper dealer commission: 5.0 basis points (0.05%)
          - Commitment fees related to lines of credit (between 0.04% and 0.07% on available lines of credit)
          -    $250 filing fee.

     (H)  Not applicable.

     (I) Parent/subsidiary arrangements: WG may sell up to $20 million outstanding of commercial paper at any one time to certain affiliates as described in the Application.

Item 3:   Brief Discussion of Reasonableness of Issue/Financing
          Strategy:

     (A) In the financing plan filed with the Commission, WG indicated its intention to use short-term debt to meet its seasonal borrowing needs. This is consistent with WG's practice of matching sources and uses of funds and with the objectives of WG's target capital structure.

     (B) Interest rate on the short-term debt will be based on market rates at the time of issuance.

     (C-F) Not applicable.

Item 4:   Impact on Company

     (A)  Change in capital structure: See Financing Summary, Item 4, Schedule A

     (B) Change in interest coverage due to issue: See Financing Summary, Item 4, Schedule B


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                                      FS-3


                                Financing Summary
                                   Assumptions
                                -----------------

     Assumptions have been made in light of uncertainty regarding actual market conditions and interest rates at the time the short-term debt will be issued. The assumptions made relating to the attached schedules and Exhibits are listed below:

o Pro forma period is the year ended December 31, 1999 based on actual "per books" results that do not include ratemaking adjustments, and reflect the authorized rate of return on equity (ROE).

o Short-term debt is assumed to be $300 million at all times in the pro forma period.

o Analyses show the effect of short-term debt issued with an estimated annualized interest cost of 6.750%.

                                        July 31, 2000




(VIA FEDERAL EXPRESS)

Mr. Joel Peck, Clerk
State Corporation Commission of Virginia
Tyler Building, First Floor
1300 East Main Street
Richmond, VA  23216

Dear Mr. Peck:

     Enclosed are an original and four copies of an Application for authority for Washington Gas Light Company to issue short-term debt during fiscal year 2001. Also enclosed is a check in the amount of $250.00 for the filing fee.




                                        Sincerely yours,



                                        Douglas V. Pope
                                        Corporate Secretary
                                        and Attorney

Enclosures